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                                                                 EXHIBIT (a)(10)


                                   ATRION LOGO



                                  April 8, 1999



Dear Stockholder:

         On March 22, 1999, we mailed to you materials, including an Offer to Purchase, relating to Atrion's offer to purchase up to 400,000 shares of its common stock at a price not greater than $10.00 nor less than $8.00 per share. Enclosed is a Supplement to the Offer to Purchase which we encourage you to read along with the materials previously sent to you.

         Please note that the Offer is scheduled to expire at 5:00 P.M., New York City time, on Tuesday, April 20, 1999, unless extended by the Company. Questions regarding the Offer should be directed to Georgeson & Company Inc., the Information Agent for the Offer, at Wall Street Plaza, New York, New York 10005, at the telephone numbers set forth in the materials previously sent to you.


                                     Sincerely,


                                     /s/ Emile A. Battat
                                     Emile A. Battat
                                     Chairman, President and Chief Executive
                                     Officer